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                                                                   Exhibit 99.74

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     TRANSITION THERAPEUTICS INC. ANNOUNCE GLP1- I.N.T.(TM) CLINICAL DEVELOPMENT PLAN
     CONFERENCE CALL TO BE HELD TUESDAY JULY 18, 2006 AT 8:30AM

TORONTO, July 17 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX: TTH), announced today that it has regained ownership of the GLP1- I.N.T.(TM) technology and is moving forward with a clinical development plan to rapidly advance GLP1- I.N.T.(TM) (combination therapy of Transition's regenerative agent G1 and a GLP-1 analogue) into diabetes patients. A conference call will be held at 8:30am EST on Tuesday, July 18th, 2006. The conference call can be accessed by dialing (416) 641-6707 or 1 (800) 263-9150. To participate, please dial the conference number 15 minutes prior to the beginning of the call. An audio web cast of the event will also be available at www.transitiontherapeutics.com.

The GLP1- I.N.T.(TM) Program

As a growing body of evidence has been reported by clinicians and researchers worldwide, regenerative therapy has emerged as a major focus for diabetes treatment. Transition's I.N.T.(TM) products are considered leading regenerative candidates in clinical development.

The GLP1- I.N.T.(TM) proprietary combination utilizes the regenerative and blood glucose control properties of GLP-1 analogues together with G1's ability to induce differentiation and regeneration of new insulin-producing cells from islet precursor stem cells. Transition is now focused on the preparation of the necessary preclinical studies and phase I program to move into a phase II study in type I and II diabetes using a G1 and exendin-4 combination. The fact that an exendin-4 agent, exenatide, is already an approved product should facilitate the clinical development of the GLP1- I.N.T.(TM) therapy. Transition will also be seeking partnerships to assist in the funding of these clinical trials and the commercialization of the GLP1- I.N.T.(TM) product.

Preclinical efficacy studies show that G1 in combination with exendin-4 and other GLP-1 analogues is more effective at reducing blood glucose levels relative to any of these analogues alone in a widely accepted diabetes animal model. These data demonstrate the ability of G1 to enhance the regenerative efficacy of GLP-1 analogues and offers the potential to extend the use of GLP-1 analogues in combination with G1 as a more robust regenerative therapy for the treatment of type I and type II diabetes. The potential for islet cell regeneration in type I diabetics is supported by preliminary and blinded data from the on-going exploratory Phase IIa clinical studies combining G1 and the EGF analogue E1 (E1- I.N.T.(TM) product), where following a 28 day treatment, 3 of the first 4 patients had a 35-75% reduction in daily insulin usage.

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G1 has demonstrated a very favourable safety profile in clinical and preclinical studies. Transition will commence later this year a Phase I study to further expand the dose range and duration of G1 administration in humans. These clinical studies will enable the Company to pursue a Phase II clinical trial combining G1 with a GLP-1 analogue in 2007.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition has completed target enrolment for exploratory Phase IIa clinical trials of its lead regenerative product, E1-I.N.T.(TM) in type I and type II diabetes patients. The Company is currently enrolling subjects for a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C, a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis and a Phase I trial for AZD-103 in healthy volunteers. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
   (TTH.)

CO: Transition Therapeutics Inc.

CNW 17:39c 17-JUL-06